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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

Long                                T.                  Michael
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Brown Brothers Harriman & Co., 63 Wall Street
--------------------------------------------------------------------------------
                                    (Street)

New York                            New York             10021
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol


US Unwired Inc. (UNWR)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

May 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [X]   10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------

Senior Redeemable   $4.98   5/23/00    C              500,000 Immed.          Class B  10,038,417    *        -        I   By the
Convertible         per                                                       Common                                       1818 Fund
Preferred           share                                                     Stock,                                       III, L.P.
Stock, Series A, no                                                           $0.01                                        (the
par value                                                                     par value                                    "Fund").
                                                                              per share                                    Long is
                                                                                                                           a general
                                                                                                                           partner
                                                                                                                           of Brown
                                                                                                                           Brothers
                                                                                                                           Harriman
                                                                                                                           & Co.,
                                                                                                                           the
                                                                                                                           general
                                                                                                                           partner
                                                                                                                           of the
                                                                                                                           Fund.

Class B Common Stock,  *    5/23/00    C      10,038,417        *             Class A  10,038,417    *    10,038,417   I   By the
$0.01 par value per                                                           Common                                       1818 Fund
share                                                                         Stock,                                       III, L.P.
                                                                              $0.01                                        (the
                                                                              par value                                    "Fund").
                                                                              per share                                    Long is
                                                                                                                           a general
                                                                                                                           partner
                                                                                                                           of Brown
                                                                                                                           Brothers
                                                                                                                           Harriman
                                                                                                                           & Co.,
                                                                                                                           the
                                                                                                                           general
                                                                                                                           partner
                                                                                                                           of the
                                                                                                                           Fund.
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

*Upon the closing of US Unwired's initial public offering on May 23, 2000, the 500,000 shares of Senior Redeemable Convertible Preferred Stock were mandatorily converted into 10,038,417 shares of Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at any time at the option of the holders thereof or upon certain transfers to non-permitted transferees.

/s/ T. Michael Long                                       June 9, 2000
----------------------------------------            -------------------------
   **Signature of Reporting Person                            Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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